

07007927


SEC MAIL
RECEIVED
PROCESSING
AUG 2 8 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Recom Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

619 Marquette Avenue South, Suite 142
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Merle Levitt 612-339-5566
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehrman, Flom & Co., P.L.L.P.
(Name – *if individual, state last, first, middle name*)

600 Highway 169 South, Suite 820,	Minneapolis	MN	55426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Merle Levitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Recom Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



WILLIAM R. KLECKNER
Notary Public-Minnesota
My Commission Expires Jan 31 2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDITED REPORT

RECOM SECURITIES, INC.
Years Ended June 30, 2007 and 2006

CONTENTS



Lehrman, Flom & Co., P.L.L.P.

Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA,ABV
Stephen P. Exley, CPA,CFP
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Arthur B. Summerfield, CPA
(1938-2005)
Morris Lehrman, CPA
(1921-2002)

Independent Auditors' Report

The Board of Directors
Recom Securities, Inc.
619 Marquette Avenue South - Suite 142
Minneapolis, Minnesota 55402

We have audited the accompanying statements of financial condition of Recom Securities, Inc. (a Minnesota corporation) as of June 30, 2007 and 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recom Securities, Inc. at June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lehrman, Flom + Co., P.L.L.P.

August 8, 2007

RECOM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 148,167	$ 148,038
Receivable from clearing organization	25,593	44,406
Loan receivable - officer	290,000	275,000
Marketable securities owned	41,818	27,600
Refundable income taxes	2,265	-
Property and equipment, at cost, less accumulated depreciation of $48,599 and $46,168 for 2007 and 2006, respectively	-	-
Other assets	400	400
	$ 508,243	$ 495,444
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	40,200	$ 10,748
Loan payable - officer	1,500	32,000
Total liabilities	41,700	42,748
Common stock, par value $.10 per share Authorized 25,000 shares Issued and outstanding 2,000 shares	200	200
Additional paid-in capital	19,800	19,800
Retained earnings	446,543	432,696
Total shareholder's equity	466,543	452,696
	$ 508,243	$ 495,444

See accompanying notes

RECOM SECURITIES, INC.

STATEMENTS OF INCOME
Years Ended June 30, 2007 and 2006

	2007	2006
REVENUES		
Commissions & principal transactions	$ 798,265	$ 955,052
Interest	216,331	264,582
	1,014,596	1,219,634
EXPENSES		
Employee compensation and benefits	398,362	495,368
Clearing costs	203,017	269,334
Occupancy and equipment rental	142,578	159,042
Taxes, other than income taxes	26,621	33,796
Other operating expenses	226,735	216,506
	997,313	1,174,046
INCOME BEFORE INCOME TAXES	17,283	45,588
Income taxes	3,436	7,837
NET INCOME	$ 13,847	$ 37,751

See accompanying notes

RECOM SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

Years Ended June 30, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Totals
Balances at June 30, 2005	$ 200	$ 19,800	$ 394,945	$ 414,945
Net income - 2006	-	-	37,751	37,751
Balances at June 30, 2006	200	19,800	432,696	452,696
Net income - 2007	-	-	13,847	13,847
Balances at June 30, 2007	$ 200	$ 19,800	$ 446,543	$ 466,543

See accompanying notes

RECOM SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 13,847	$ 37,751
Adjustments to reconcile net income to net cash provided by operating activities		
Change in assets and liabilities		
Receivable from clearing organization	18,813	3,829
Marketable securities owned	(14,218)	(15,600)
Refundable income taxes	(2,265)	-
Other assets	-	120
Accounts payable and accrued expenses	29,452	(1,271)
Net cash provided by operating activities	45,629	24,829
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in loan receivable - officer	(15,000)	(35,000)
Net increase (decrease) in loan payable - officer	(30,500)	32,000
Net cash used in financing activities	(45,500)	(3,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	129	21,829
Cash and cash equivalents, beginning	148,038	126,209
CASH AND CASH EQUIVALENTS, ENDING	$ 148,167	$ 148,038

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2007	2006
Cash paid during the year for		
Income taxes	$ 10,648	$ 5,808
Interest	8,560	7,140

See accompanying notes

RECOM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is a discount commission broker-dealer registered with the Securities and Exchange Commission. Its business consists primarily of soliciting and servicing customer accounts which are introduced on a fully disclosed basis to a carrying broker-dealer. The Company does not carry customer accounts or effect transactions on a principal basis. Income is derived primarily from commissions on introduced business. The Company has offices in Minneapolis, Minnesota and Chicago, Illinois and is licensed to operate in all states and Washington, D.C.

Marketable Securities Owned: Marketable securities are valued at market value, except for those securities that are not readily marketable, which are valued at fair value as determined by management.

Commission Income and Clearing Costs: Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising Costs: The Company does not engage in direct-response advertising. All advertising costs are charged to operations as incurred and were $12,143 and $20,829 for the years ended June 30, 2007 and 2006, respectively.

Depreciation: The Company records depreciation of equipment by use of accelerated methods of computation.

Statements of Cash Flows: For purposes of the statements of cash flows, the Company considers liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. LOANS RECEIVABLE/PAYABLE – OFFICERS

The loan receivable is non-interest bearing and the loan payable bears interest at the applicable federal rate.

3. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan covering all full-time employees of the Company who have completed one year of service and are age 21 or older. Contributions to the Plan are determined each year by the Board of Directors. For the years ended June 30, 2007 and 2006 contributions were $-0-.

4. COMMITMENTS

The Company leases office space on a month to month basis that provides for basic monthly rentals plus operating costs and real estate taxes. In addition, the Company has various operating leases for office equipment. Rentals under all agreements amounted to $142,578 and $159,042 for the years ended June 30, 2007 and 2006, respectively.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007, the Company had net capital of $158,141 which was $58,141 in excess of its required net capital of $100,000. The Company's net capital ratio was .26 to 1.

6. INCOME TAXES

The provision for income taxes consists of the following:

	June 30	
	2007	2006
Current		
Federal	$ 3,136	$ 7,507
States	2,090	4,549
Realized tax benefit due to net operating loss carryover	(1,790)	(4,219)
	$ 3,436	$ 7,837

In prior years the Company incurred net operating losses that were available for carryforward to future years. Due to the uncertainty as to the use of these carryforwards, an income tax benefit was not recorded as a deferred tax asset since it was totally offset by a valuation allowance.

At June 30, 2007, net operating losses for Illinois and Minnesota in the amounts of $14,000 and $147,000, respectively, are available for carryforward to offset future taxable income. These carryovers expire between the years ending June 30, 2017 and 2023. The deferred tax benefit of these losses is $15,500.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits of $100,000 per account.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's activities primarily involve executions, settlement and financing of various securities transactions through a clearing organization. This may expose the Company to risk in the event the clearing organization is unable to fulfill its contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers are unable to fulfill contractual obligations within three business days after trade date.

* * * * *



Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA,ABV
Stephen P. Exley, CPA,CFP
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Arthur B. Summerfield, CPA (1938-2005)
Morris Lehrman, CPA (1921-2002)

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Recom Securities, Inc.
619 Marquette Avenue South - Suite 142
Minneapolis, Minnesota 55402

We have audited the accompanying financial statements of Recom Securities, Inc. as of and for the years ended June 30, 2007 and 2006 and have issued our report thereon dated August 8, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehrman, Flom + Co., P.L.L.P.

August 8, 2007

RECOM SECURITIES, INC.

COMPUTATIONS PURSUANT TO RULE 15c3-1
June 30, 2007

NET CAPITAL

Total shareholder's equity qualified for net capital	$	466,543
Deductions and/or charges		
Non-allowable assets		
Loan receivable - officer		290,000
Refundable income taxes		2,265
Other assets		400
Net capital before haircuts on securities positions (tentative net capital)		173,878
Haircuts on trading and investment securities		
Marketable securities		7,637
Securities short		8,100
		15,737
Net capital	$	158,141

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	41,700
Total aggregate indebtedness	$	41,700
Ratio: Aggregate indebtedness to net capital		.26 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	2,780
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Excess net capital	$	58,141
Excess net capital at 1000%	$	153,971

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of June 30, 2007)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	160,343
Audit reclassification - refundable income taxes		(2,265)
Audit adjustment - income taxes accrued		63
Net capital, per above	$	158,141

RECOM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

June 30, 2007

Recom Securities, Inc. is exempt from the requirement under rule 15c3-3(k)(2)(ii) as follows:

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Ridge Clearing and Outsourcing Solutions, Inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

REPORT ON
INTERNAL CONTROL

RECOM SECURITIES, INC.
Year Ended June 30, 2007



Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA,ABV
Stephen P. Exley, CPA,CFP
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Arthur B. Summerfield, CPA
(1938-2005)
Morris Lehrman, CPA
(1921-2002)

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Recom Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Recom Securities, Inc. (the Company), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehrman, Flom + Co, P.L.L.P.

August 8, 2007

END